Exhibit (a)(1)(F)

REMINDER

Questions: Please call

1-800-544-0275

Dear: First Name Last Name

You are eligible for the Savvis Stock Option Exchange Program.

You have until 6 a.m. Central time on June 26, 2009, to make your elections, if you decide to participate.

To participate or learn more details about the Savvis Stock Option Exchange Program click on the site:

www.archimedes.com/savvisoptionexchange.

Sincerely,

Laura Fisher

VP, HR Operations

Savvis, Inc.